

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


12061487

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amerivet Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26550 Silverado Court
(No. and Street)

Moreno Valley	CA	92555
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elton Johnson, Jr. 951-242-8090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road,	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 23 2012
02 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond

AB 4/30

OATH OR AFFIRMATION

I, Elton Johnson, Jr. _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amerivet Securities, Inc. _____, as of December 31, _____, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California County of Riverside
Subscribed and sworn to (or affirmed) before me on this 28 day of Feb, 2012, by Elton Johnson Jr proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature [signature]
(Seal)

Notary Public

[signature]
Signature

PRESIDENT + CEO
Title

CARL W. JECH
Commission # 1965176
Notary Public - California
Riverside County
My Comm. Expires Dec 30, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SEC
Mail Processing
Section
Washington, DC
123

Amerivet Securities, Inc.

SEC # 8-46478

Report Pursuant to Rule 17a-5 (d)

CRD # 34786

Financial Statements

For the Year Ended December 31, 2011

Contents

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

Independent Auditor's Report

Board of Directors
Amerivet Securities, Inc.

I have audited the accompanying statement of financial condition of Amerivet Securities, Inc. as of December 31, 2011 and related statements of income, changes in financial condition, and changes in shareholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1.

These financial statements are the responsibility of Amerivet Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Amerivet Securities, Inc. as of December 31, 2011 and the statement of income (loss), changes in financial condition and shareholder's equity for the year then ended in conformity with the accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that Amerivet Securities, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. In addition, the Company has stopped trading because of its Net Capital deficiency. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Elizabeth Tractenberg

Elizabeth Tractenberg
Los Angeles, CA
February 3, 2012

Amerivet Securities, Inc.
Statement of Financial Condition
December 31, 2011

Assets

Cash		$ 568
Receivable from shareholder		24,429
Deferred tax benefit		10,194
Total Assets		$ 35,191

Liabilities and Shareholder's Equity

Liabilities		
Accrued expenses		$ 5,661
Due to FINRA		44,359
Total Liabilities		50,020
Shareholder's Equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000	
Paid-in capital	210,089	
Retained earnings (deficit)	(225,918)	(14,829)
Total Liabilities and Shareholder's Equity		$ 35,191

See accompanying notes to financial statements

Amerivet Securities, Inc.
Statement of Income
For the Year Ended December 31, 2011

Revenue	
Miscellaneous fees	$ 16,701
Total Revenue	16,701
Expenses	
Officer's fees	5,407
Other fees	2,475
Outside services	5,465
Professional fees	2,945
All other expenses	1,028
Total Expenses	17,320
Income Before Income Tax Provision	(619)
Income Tax Provision	(800)
Net Income (Loss)	$ (1,419)

See accompanying notes to financial statements

Amerivet Securities, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2011

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2010	1,000	$ 1,000	$210,089	$(224,499)	$(13,410)
Net Income				(1,419)	(1,419)
Balance, December 31, 2011	1,000	$ 1,000	$210,089	$(225,918)	$(14,819)

See accompanying notes to financial statements

Amerivet Securities, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2011

Cash Flows from Operating Activities:	
Net Income	$ (1,419)
Changes in operating assets and liabilities:	
Accrued expenses	1,550
Net cash provided (used) in operating activities	131
Cash Flows from Investing Activities:	
Investments	-
Cash Flows from Financing Activities:	
Capital contributed	-
Net decrease in cash	131
Cash at beginning of year	437
Cash at end of year	$ 568
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ -

See accompanying notes to financial statements

Amerivet Securities, Inc.
Notes to Financial Statements
December 31, 2011

NOTE 1 - BUSINESS AND ABILITY TO CONTINUE IN EXISTENCE

Amerivet Securities, Inc. (the Company), was incorporated on August 1993 and is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company became a member of the NASD on May 13, 1994. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker dealer on a fully disclosed basis and accordingly, is exempt from the provisions of Rule 15c3-3 under subparagraph (k) (2) (ii).

The Company is in violation of Net Capital Required by Rule 15c3-1 and has stopped trading at the end of August 31, 2002. The only source of income currently is from mutual fund trailers and consulting agreements with the California State Controller's Office. The principal of the firm has been out of the country for the greater parts of 2010 and 2011 supporting the military efforts in Afghanistan. Management is currently negotiating an infusion of capital in return for an equity position.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents - Cash and equivalents consist of cash on hand and highly liquid investments with original or remaining maturities of three months or less at the time of purchase.

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 740, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities.

Recent accounting pronouncements – The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued) - Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2011, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 - INCOME TAXES

The Company has a net Federal operating loss carry forward NOL of approximately $208,000 which can be used through years 2011 - 2023. The State income tax is a minimum requirement of $800. However, the Company may be exempt from the $800 annual tax under CA AB2671, small businesses owned by deployed military members, who are unprofitable or defunct, will no longer have to pay the $800 minimum franchise tax. Management has contacted the Franchise Tax Board for further clarification; in the meantime, $800 minimum tax was accrued for 2011.

NOTE 4 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2011 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 5 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2011 through February 3, 2012 the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Amerivet Securities, Inc.
Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2011

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ (14,829)
Nonallowable assets - officer loan	(24,429)
Deferred tax benefit	(10,194)
Net Capital	$ (49,452)
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 3,336
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital (Deficit)	$ (54,452)
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ (54,454)
Computation of Aggregate Indebtedness	
Total liabilities	$ 50,020
Percentage of aggregate indebtedness to net capital	na

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ (47,880)
Variance :	
Increase in accounts payable	(1,572)
Net Capital per Audited Report	$ (49,452)

See accompanying notes to financial statements

Amerivet Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirement is not applicable to Amerivet Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Amerivet Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to Amerivet Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

PART II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Amerivet Securities, Inc.

In planning and performing my audit of the financial statements of Amerivet Securities, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Amerivet Securities, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 3, 2012